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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ImageWare Systems, Inc. (Name of Issuer)

Common Shares, par value $0.01 per share (Title of Class of Securities)

45245S 10 8 (CUSIP Number)

William B. Ford
Perseus 2000, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

1	Name of Reporting Person:	Perseus 2000, L.L.C.
I.R.S. Identification No. of above person (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization:	Delaware

	7. Sole Voting Power:	169,690*
Number of Shares
Beneficially	8. Shared Voting Power:	0
Owned by Each
Reporting	9. Sole Dispositive Power:	169,690*
Person With
	10. Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:	169,690*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):	3.0%**

14	Type of Reporting Person (See Instructions): OO

*	Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant) (such Common Shares are sometimes referred to herein as the “Shares”).

**	Represents the percentage obtained by dividing (i) the number of Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003 as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003 and (b) the number of Shares. (see footnote * above)

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

1	Name of Reporting Person:	Frank H. Pearl (in capacity described herein)
I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization:	United States

	7. Sole Voting Power:	0
Number of Shares
Beneficially	8. Shared Voting Power:	169,690*
Owned by Each
Reporting	9. Sole Dispositive Power:	0
Person With
	10. Shared Dispositive Power:	169,690*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:	169,690*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):	3.0%**

14	Type of Reporting Person (See Instructions): IN

*	Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant) (such Common Shares are sometimes referred to herein as the “Shares”).

**	Represents the percentage obtained by dividing (i) the number of Shares by (ii) the sum of (a) the number of Common Shares outstanding as of May 6, 2003 as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2003 and (b) the number of Shares. (see footnote * above)

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

     The statement on Schedule 13D dated May 22, 2002 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Shares”), of ImageWare Systems, Inc., a California corporation (“ImageWare” or the “Company”) is hereby amended as set forth in this Amendment No. 1 (this “Amendment”). This Amendment is being filed jointly by Perseus 2000, L.L.C. (the “Seller”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with the Seller, “the “Reporting Persons”) to report the disposition by the Seller of securities exercisable for or convertible into Common Shares of the Company. As a result of such disposition, each of the Reporting Persons may be deemed the beneficial owner of less than 5% of the Common Shares of the Company.

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby.

     Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 4.      Purpose of Transaction

           Pursuant to a Purchase and Sale Agreement, dated as of June 13, 2003 (the “Sale Agreement,” a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), by and between the Seller, L.F. Global Holdings, LLC (“LF”) and Laurus Master Fund, Ltd. (“Laurus” and together with LF, the “Purchasers”), and an Assignment, dated as of June 13, 2003 (the “Assignment,” a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein), by the Seller for the benefit of the Purchasers, the Seller sold, transferred and assigned to the Purchasers, and the Purchasers acquired from the Seller, all of the Seller’s right, title and interest in (i) the Senior Secured Convertible Promissory Note issued by the Company dated May 22, 2002 with a principal amount of $2,000,000 and convertible into 464,037 Common Shares (the “First Note,” and (ii) the non-convertible Demand Promissory Note issued by the Company dated September 23, 2002 with a principal amount of $500,000 (the “Second Note,” and together with the First Note, the “Notes”).

           The aggregate sale price for the Notes was $3,072,061.

           In addition, pursuant to the Sale Agreement and the Assignment, the Seller sold, transferred and assigned to the Purchasers, and the Purchasers acquired from the Seller, all of the Seller’s related right, title and interest in (i) the Pledge and Security Agreement, dated as May 22, 2002, as amended September 23, 2002 (the “Pledge and Security Agreement”), pursuant to which the Company granted to the Seller a first priority security interest in all of the Company’s assets and properties, including, but not limited to, all outstanding shares of capital stock of each of its United States subsidiaries and 66 2/3% of the shares of capital stock of each of its foreign subsidiaries, and which was entered into in connection with the original purchase and sale of the First Note and the Warrant pursuant to the Note and Warrant Purchase Agreement dated as of May 22,

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

2002 (the “May 2002 Agreement”); and (ii) the similar security agreement, as similarly amended, entered into with the Company’s subsidiary, ImageWare Systems ID Group, Inc., by the Seller, granting the Seller a first priority security interest in all of its assets and properties as well as guaranteeing performance of the Company’s obligations under the May 2002 Agreement.

           The foregoing summary is qualified in its entirety by reference to the actual Sale Agreement, Assignment, May 2002 Agreement, Notes, Warrant and Pledge and Security Agreements.

           Except as described in the Schedule 13D as amended by this Amendment, neither of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

     (a)       As described above, effective June 16, 2003, the Seller sold to the Purchasers and the Purchasers purchased from the Sellers the Notes. The First Note is convertible into 464,037 Common Shares. In addition, effective May 23, 2003, the Seller’s option to acquire an additional Senior Secured Convertible Note and additional Warrant pursuant to the Purchaser Option (as defined in the Schedule 13D) expired in its entirety. As a result of the sale of the Notes described in this Amendment and the expiration of the Purchaser Option, each of the Reporting Persons may be deemed to beneficially own an aggregate of 169,690 Common Shares, which, based on calculations made in accordance with Rule 13d-3 and there being 5,489,390 Common Shares outstanding on May 6, 2003 as disclosed by the Company in its Quarterly Report in Form 10-QSB filed with the Commission on May 15, 2003, represents approximately 3.0% of the outstanding Common Shares.

     (b)        (i) The Seller may be deemed to have sole power to direct the voting and disposition of the 169,690 Common Shares beneficially owned by the Seller.

                 (ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 169,690 Common Shares beneficially owned by the Seller.

     (c)        Except for sale of the Notes described in this Amendment, neither Reporting Person has effected any transaction in Common Shares during the preceding 60 days.

     (d)       The members of the Seller have the right to participate in the receipt of proceeds from the sale of the Notes, and dividends from or proceeds from the sale of the Shares, held for the account of the Seller in accordance with their membership interests in the Seller.

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

     (e)        Effective June 16, 2003, the Seller ceased, and Mr. Pearl may no longer be deemed, to be the beneficial owner of more than 5% of ImageWare’s outstanding Common Shares.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Except as described in this Amendment and the Exhibits attached hereto and incorporated herein by reference, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

Item 7.       Material to be Filed as Exhibits

     Exhibit 1.       Form of Purchase and Sale Agreement, dated as of June 13, 2003, by and among the Seller, LF and Laurus (without exhibits).

     Exhibit 2.       Form of Assignment.

     Exhibit 3.       Joint Filing Agreement, dated as of July 1, 2003, by and between the Seller and Mr. Pearl.

     Exhibit 4.       Power of Attorney, dated April 9, 2003, by Mr. Pearl.

CUSIP No. 45245S 10 8	SCHEDULE 13D (Amendment No. 1)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

Date: July 1, 2003	By:	RODD MACKLIN Name: Rodd Macklin Title: Attorney-in-fact

PERSEUS 2000, L.L.C.

Date: July 1, 2003	By:	WILLIAM B. FORD Name: William B. Ford Title: Managing Director

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)